EXHIBIT 99.1

NEWS RELEASE

For immediate release

Barry Jackson Appointed Chair of Nexen’s Board

Calgary, Alberta, April 25, 2012 – The Board of Directors of Nexen Inc. announced that Barry Jackson, a 37 year veteran of the oil and gas industry, has been appointed chair of the Board, effective at the conclusion of the Annual General Meeting of Shareholders at 11 am today.

Mr. Jackson, who has served as a Nexen Board member since 2001, is the past President and CEO of Crestar Energy Inc. and a former executive of Northstar Energy Corporation. In addition to his duties at Nexen, he is also chair of the Board of TransCanada Corporation and a subsidiary, TransCanada Pipelines Ltd. He also serves as a director on the Boards of Westjet Airlines Ltd. and Laricina Energy Ltd.

Mr. Jackson has a Bachelor of Science degree in engineering from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta. He was awarded a Fellowship by the Institute of Corporate Directors in 2010 for his outstanding governance contributions to Canadian enterprises.

Francis Saville, Q.C., who has served as Nexen’s chair of the Board for the past seven years and whose term as chair has expired, will remain a member of the Board.

“Barry brings to his new role a breadth of knowledge and expertise in operations, financial, compensation and governance matters, and the Board is confident he’ll be an outstanding steward of investor interests,” said Mr. Saville.

About Nexen

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries, please contact: Janet Craig Vice President, Investor Relations (403) 699-4230	For media and general inquiries, please contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-5202
801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements

Certain statements in this release constitute "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or "forward-looking information" (within the meaning of applicable Canadian securities legislation). All of the forward-looking statements in this release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable, they are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that the business of our annual general meeting concludes as anticipated, that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to the Risk Factors contained in our 2011 Annual Information Form, and to the Quantitative Disclosures about Market Risk and our Forward Looking Statements contained in our 2011 Management Discussion and Analysis.